                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


                   INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 3 )/1/



                        MAGAININ PHARMACEUTICALS, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock $.002 par value
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                   559036108
        --------------------------------------------------------------
                                (CUSIP Number)

                                March 31, 2000
        --------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1 (b)

    [ ]  Rule 13d-1 (c)

    [X]  Rule 13d-1 (d)


__________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                              Page 1 of 13  Pages

  CUSIP NO. 559036108              13G                       Page 2 of 13 Pages
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      HealthCare Ventures V, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          868,250
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          868,250
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      868,250
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      3.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 559036108              13G                       Page 3 of 13 Pages
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      HealthCare Ventures V, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          868,250
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          868,250
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      868,250
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      3.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 559036108              13G                       Page 4 of 13 Pages
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      James H. Cavanaugh, Ph.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          2,321
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          907,147
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,321

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          907,147
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      909,468
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      3.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 559036108              13G                       Page 5 of 13 Pages
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Harold R. Werner
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          4,859
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          907,147
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,859

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          907,147
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      912,006
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      3.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 559036108              13G                       Page 6 of 13 Pages
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      William Crouse
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          907,147
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          907,147
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      907,147
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      3.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 559036108              13G                       Page 7 of 13 Pages
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      John W. Littlechild
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          907,147
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          907,147
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      907,147
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      3.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 8 of 13
Item 1.

     (a)  Name of Issuer:

          Magainin Pharmaceuticals, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          5110 Campus Drive
          Plymouth Meeting, Pennsylvania  19462

Item 2.

     (a)  Name of Person Filing:/1/

          HealthCare Ventures V, L.P. ("HCV V"), HealthCare Partners V, L.P. ("HCP V"), Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them./2/

     (b)  Address of Principal Business Office or, if none, Residence:

          The business address for HCV V, HCP V, Dr. Cavanaugh and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542. The business address for Mr. Littlechild is One Kendall Square, Building 300, Cambridge, Massachusetts 02139.

     (c)  Citizenship:

          HCV V and HCP V are limited partnerships organized under the laws of the State of Delaware. Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse are each United States citizens.

     (d)  Title of Class of Securities:

          Common Stock, par value $.002 ("Shares").

     (e)  CUSIP Number:
          559036108

--------------------

  /1/ Mark Leschly withdrew as a general partner of HCP V, effective July 1, 1999.

  /2/ Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse are general partners of HCP V, which is the general partner of HCV V, the record holder of the 868,250 shares of Issuer's Common Stock reported hereto.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is a:

          Inapplicable.

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

          As of March 31, 2000: HCV V and HCP V beneficially owned 868,250 Shares of Issuer's Common Stock; Dr. Cavanaugh beneficially owned 909,468 Shares of the Issuer's Securities, consisting of 870,571 Shares of Issuer's Common Stock and immediately exercisable warrants to purchase 38,897 Shares of Issuer's Common Stock/3/; Mr. Werner beneficially owned 912,006 Shares of Issuer's Securities, consisting of 873,109 Shares of Issuer's Common Stock and immediately exercisable warrants to purchase 38,897 Shares of Issuer's Common Stock/3/; Messrs. Littlechild and Crouse each beneficially owned 907,147 Shares of Issuer's Securities, consisting of 868,250 Shares of Issuer's Common Stock and immediately exercisable warrants to purchase 38,897 Shares of Issuer's Common Stock/3/.

     (b)  Percent of Class:

          As of March 31, 2000: the 868,250 Shares of Issuer's Securities beneficially owned by each of HCV V and HCP V constitute 3.2% of Issuer's Shares outstanding; the 907,147 Shares of Issuers Securities beneficially owned by Messrs. Crouse and Littlechild constitute 3.3% of Issuer's Shares outstanding; the 909,468 Shares of Issuer's Securities beneficially owned by Dr. Cavanaugh constitutes 3.4% of Issuer's Shares outstanding; and the 912,006 Shares of Issuer's Securities beneficially owned by Mr. Werner constitute 3.4% of Issuer's Shares outstanding.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

-------------------

  /3/ The immediately exercisable warrants to purchase 38,897 Shares of Issuer's Common Stock are held by HealthCare Ventures II, L.P. ("HCV II"), of which HealthCare Partners II, L.P. ("HCP II") is a general partner (collectively, the "Warrants"). Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse are general partners of HCP II. The exercise price of such Warrants is $8.00 per share.

               Dr. Cavanaugh has the sole power to vote or direct the vote of the 2,321 Shares of Issuer's Common Stock beneficially owned by him.

               Mr. Werner has the sole power to vote or direct the vote of the 4,859 Shares of Issuer's Common Stock beneficially owned by him.

        (ii)   shared power to vote or to direct the vote:

               HCV V, HCP V, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to vote or direct the vote of those Shares owned by HCV V./4/

        (iii)  sole power to dispose or to direct the disposition of:

               Dr. Cavanaugh has the sole power to dispose of or direct the disposition of the 2,321 Shares of Issuer's Common Stock beneficially owned by him.

               Mr. Werner has the sole power to dispose of or direct the disposition of the 4,859 Shares of Issuer's Common Stock beneficially owned by him.


        (iv)   shared power to dispose of or to direct the disposition of:

               HCV V, HCP V, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to dispose of or direct the disposition of those Shares owned by HCV V./5/

Item 5.   Ownership of Five Percent or less of a Class:

               This statement is being filed to report the fact that as of the date hereof HCV V, HCP V, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse have ceased to be the beneficial owners of more than 5% of a class of securities of the Issuer.

--------------------

  /4/ Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to vote or direct the vote of the Shares of Issuer's Common Stock underlying the Warrants held by HCV II.

  /5/ Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to dispose of or direct the disposition of the Shares of Issuer's Common Stock underlying the Warrants held by HCV II.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Inapplicable.

Item 8.   Identification and Classification of Members of the Group:

          Inapplicable.

Item 9.   Notice of Dissolution of Group:

          Inapplicable.

Item 10.  Certification:

          Inapplicable.

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 10, 2000       HealthCare Ventures V, L.P.,
Princeton, New Jersey       by its General Partner, HealthCare Partners V, L.P.,

                            By: s/ Jeffrey Steinberg
                               ________________________________________________
                               Jeffrey Steinberg
                               Administrative Partner

Dated: April 10, 2000       HealthCare Partners V, L.P.
Princeton, New Jersey
                            By: s/ Jeffrey Steinberg
                               ________________________________________________
                               Jeffrey Steinberg
                               Administrative Partner

Dated: April 10, 2000       By:         *
Princeton, New Jersey          ------------------------------------------------
                               James H. Cavanaugh, Ph.D.

Dated: April 10, 2000       By:         *
Princeton, New Jersey          ------------------------------------------------
                               Harold R. Werner

Dated: April 10, 2000       By:         *
Cambridge, Massachusetts       ------------------------------------------------
                               John W. Littlechild

Dated: April 10, 2000       By:         *
Princeton, New Jersey          ------------------------------------------------
                               William Crouse


__________________________

*Signed by Jeffrey Steinberg as Attorney-in-Fact pursuant to the Power of Attorney filed previously and incorporated herein by reference.

                                   EXHIBIT A

                                   AGREEMENT

                         JOINT FILING OF SCHEDULE 13G

          The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Magainin Pharmaceuticals, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


Dated: April 10, 2000       HealthCare Ventures V, L.P.
Princeton, New Jersey       by its General Partner, HealthCare Partners V, L.P.,

                            By: s/ Jeffrey Steinberg
                               _____________________________________________
                               Jeffrey Steinberg
                               Administrative Partner

Dated: April 10, 2000       HealthCare Partners V, L.P.
Princeton, New Jersey
                            By: s/ Jeffrey Steinberg
                               _____________________________________________
                               Jeffrey Steinberg
                               Administrative Partner

Dated: April 10, 2000       By:           *
Princeton, New Jersey          ---------------------------------------------
                               James H. Cavanaugh, Ph.D.

Dated: April 10, 2000       By:           *
Princeton, New Jersey          ---------------------------------------------
                               Harold R. Werner

Dated: April 10, 2000       By:           *
Cambridge, Massachusetts       ---------------------------------------------
                               John W. Littlechild

Dated: April 10, 2000       By:           *
Princeton, New Jersey          ---------------------------------------------
                               William Crouse


___________________

*Signed by Jeffrey Steinberg as Attorney-in-Fact